BENACQUISTA GALLERIES, INC.

ARTFULLY YOURS

15208 Jarrettsville Pike, Monkton, MD 21111  (410) 303-9879

July 11, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA FAX (202) 772-9204

VIA EDGAR

RE: Benacquista Galleries SB-2 File No. 333-104132

Acceleration Request

To Whom It May Concern:

Regarding the POST EFFECTIVE amendment number 1 to the registration filed by Benacquista Galleries, Inc., a Nevada corporation, File No. 333-104132, on behalf of the issuer I would like to request acceleration of the effectiveness of the above referenced registration statement to 5:00 PM EST on Wednesday, July 13, 2005 or as soon as practicable thereafter.

We acknowledge that :

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware of and acknowledge our responsibilities and undertakings under the securities regulations with respect to the registration statements, specifically:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our sole director and controlling person under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one or more of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by one or more of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act or otherwise and will be governed by the final adjudication of such issue.

We hereby undertake:

(1) to file during any period in which we offer or sell securities, a post-effective amendment to this registration statement: (a) to include any prospectus required by Section 10(a)(3) of the Securities Act; (b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in a form of prospectus filed with the Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and (c) to include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

Please contact counsel to the company, Jonathan Dariyanani, at 415-699-7121 with any questions regarding this request.

Very best regards,

/s/ James Price

James Price

President, CEO, Principal Financial and Accounting Officer

Benacquista Galleries, Inc.